Exhibit 99.1

Franco-Nevada Announces Election of Directors

TORONTO, May 5, 2016 - Franco-Nevada Corporation (TSX: FNV; NYSE: FNV) announced that the nominees listed in the management proxy circular for the 2016 Annual and Special Meeting of Shareholders were elected as directors of the Corporation.  Detailed results of the vote for the election of directors held at the Annual Meeting yesterday in Toronto are set out below.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Pierre Lassonde	88,428,940	96.59%	3,117,212	3.41%
David Harquail	91,486,198	99.93%	59,954	0.07%
Tom Albanese	89,926,851	98.23%	1,619,301	1.77%
Derek W. Evans	91,477,030	99.92%	69,122	0.08%
Graham Farquharson	91,207,472	99.63%	338,680	0.37%
Dr. Catharine Farrow	90,193,580	98.52%	1,352,572	1.48%
Louis Gignac	91,195,005	99.62%	351,147	0.38%
Randall Oliphant	85,871,592	93.80%	5,674,561	6.20%
The Hon. David R. Peterson	88,912,446	97.12%	2,633,706	2.88%

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and stream company with the largest and most diversified portfolio of cash-flow producing assets. Its business model provides investors with gold price and exploration optionality while limiting exposure to many of the risks of operating companies. Franco-Nevada is debt free and uses its free cash flow to expand its portfolio and pay dividends. It trades under the symbol FNV on both the Toronto and New York stock exchanges. Franco-Nevada is the gold investment that works.

For more information, please go to our website at www.franco-nevada.com or contact:

Stefan Axell	Sandip Rana
Director, Corporate Affairs	Chief Financial Officer
416-306-6328	416-306-6303
info@franco-nevada.com